Banzai International, Inc.

435 Erickson Ave., Suite 250

Bainbridge Island, Washington 98110

October 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Re:	Banzai International, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-281114

Ladies and Gentlemen:

On behalf of Banzai International, Inc., a Delaware company (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-281114), as initially filed with the Securities and Exchange Commission (“Commission”) on July 31, 2024 (“Registration Statement”) be withdrawn effective immediately.

The Company has determined not to pursue the offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

Should you have any questions regarding this request for withdrawal, please contact our counsel Lu Taubman, Esq. of Hunter Taubman Fischer & Li LLC at (212) 530-2206.

Very truly yours,

Banzai International, Inc.

By:	/s/ Joseph Davy
Name:	Joseph Davy
Title:	Chief Executive Officer

cc:	Louis Taubman, Es. Hunter Taubman Fischer & Li LLC